UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release
METHANEX, STENA LINE AND PORT OF GOTHENBURG ACHIEVE NEW METHANOL MARINE FUEL MILESTONE
World’s first methanol ferry is first non-tanker to bunker via ship-to-ship

VANCOUVER, BRITISH COLUMBIA (January 24, 2023) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH), Stena Line and the Port of Gothenburg are proud to mark a new milestone in advancing methanol as a cleaner burning marine fuel—supporting the shipping industry’s shift towards decarbonization. On January 23, the world’s first methanol ferry, the Stena Germanica, was the first non-tanker to successfully complete ship-to-ship methanol bunkering at the Port of Gothenburg in cooperation with Methanex. This partnership is another demonstration of the leadership role that the parties play in growing the demand for methanol as a marine fuel and their commitment to playing an active role in supporting the industry’s energy transition.

“As the world’s largest producer and supplier of methanol, we’re pleased to continue our collaboration with Stena Line to demonstrate that methanol is a leading alternative, cleaner burning, future-proof marine fuel,” said Karine Delbarre, Senior Vice President, Global Marketing & Logistics, Methanex. “This first ship-to-ship methanol bunkering for a non-tanker, leveraging our partners E&S Tankers and Port of Gothenburg, is further evidence that methanol is globally available, safe to ship, store and handle using procedures similar to those for conventional marine fuels.”

“The Stena Germanica, connecting Gothenburg, Sweden with Kiel, Germany, became the world’s first methanol-powered ferry when Stena Line converted the 240 metre vessel in 2015 in partnership with Methanex, Wärtsilä, the Port of Gothenburg and the Port of Kiel,” said Maria Tornvall, Head of Sustainability at Stena Line. “We welcome ship-to-ship bunkering as a tool to achieve a stable and efficient supply chain for methanol which is critical in Stena Line’s shift to alternative fuels and to retain our position as a leader in sustainable shipping.”

As the largest port in Scandinavia, the Port of Gothenburg's ambition is to become the primary bunkering hub for renewable methanol in Northern Europe.

“This is a door-opening demonstration, proving that there is a feasible way to handle ship-to-ship methanol bunkering. With this, we are strengthening our position as a bunker hub and at the same time showcasing that this can be done in a safe and efficient way. Not only here, but also in other ports around the world,” said Christoffer Lillhage, Senior Business Development Manager, Energy at the Gothenburg Port Authority.

Methanol as an alternative marine fuel has ultra-clean burning properties that meet increasingly stringent air quality emissions regulations in the maritime sector. Compared to conventional marine fuels, methanol reduces emissions of sulphur oxides (SOx) and particulate matter (PM) by more than 95 per cent, nitrogen oxides (NOx) by up to 80 per cent and CO2 from combustion by up to 15 per cent.
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About Methanex Corporation
Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

About Stena Line
Stena Line is one of the world’s largest ferry companies with 39 vessels and 18 routes in Northern Europe operating 25,000 sailings each year. Stena Line is an important part of the European logistics network and develops new intermodal freight solutions by combining transport by rail, road and sea. Stena Line also plays an important role for tourism in Europe with its extensive passenger operations. The company is family-owned, was founded in 1962 and is headquartered in Gothenburg. Stena Line has 5,100 employees and an annual turnover of 14 billion SEK. For more information, please visit www.stenaline.com.

About the Port of Gothenburg
The Port of Gothenburg is the largest port in Scandinavia. Around 30% of Swedish domestic and foreign trade passes through the Port of Gothenburg and over 50% of all container traffic. The port is a full-service port, and offers industry guaranteed, climate-smart access to the whole world. Direct services to key markets ensure highly efficient, sustainable, and reliable transport 24 hours a day, 365 days a year. The focus is firmly on sustainability, innovation, and digitalisation in a concerted effort to maintain the ongoing development of climate-efficient freight transport and calls by vessels. With over 30 rail shuttles offering daily departures, companies throughout Sweden and Norway have a direct, climate-neutral service to the Port of Gothenburg. The port handles energy products, vehicles, ro-ro units, containers and passengers. 22,000 people are employed at the port. For more information visit www.portofgothenburg.com.

For further information, contact:

Methanex Media Inquiries
Nina Ng, Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

Stena Line
Stefan Elfström, PR Manager
+46 31 85 85 32

Gothenburg Port Authority
Stefan Strömberg
Press officer
+46 (0) 313687715

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 24, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary